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                           September 16, 2021

       Stephen Christoffersen
       Chief Executive Officer
       Western Acquisition Ventures Corp.
       42 Broadway, 12th Floor
       New York, New York 10004

                                                        Re: Western Acquisition
Ventures Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Response dated
August 24, 2021
                                                            CIK No. 0001868419

       Dear Mr. Christoffersen:

              We have reviewed your supplemental response and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       August 6, 2021 letter.

       Response letter dated August 24, 2021

       Capitalization, page 74

   1. We have considered your response to comment 1. We are unable to agree with your view that the $5 million net
tangible limitation provided in your Amended and Restated
                                                        Certificate of
Incorporation qualifies a portion of your redeemable Class A shares for permanent equity
classification in accordance with ASC 480-10-S99-3A for the following reasons:
                                                            Each redeemable
Class A share is redeemable outside the control of the Company.
                                                             Such shares will
become redeemable either as a result of a business combination or by passage of
time.
 Stephen Christoffersen
Western Acquisition Ventures Corp.
September 16, 2021
Page 2
            The intention is that in all cases the redeemable Class A shareholders will have their investment reimbursed, unless they choose otherwise, whether as a result of a business combination or as the result of the failure to achieve a business combination.
          The unit of accounting is the individual share as each share has the right to be
          redeemed at the holders    option upon a business combination. While
the Company   s
          charter (articles of incorporation/articles of association) stipulates that redemptions will be limited to $5 million in net tangible assets, the company does not control whether or not that threshold is ever reached in terms of the capital available from the redeemable Class A shareholders, nor does the company control which specific shareholders chose to redeem or not redeem.
      Please revise your Capitalization table to classify all redeemable Class A redeemable shares as temporary equity.
       You may contact Ameen Hamady at (202) 551-3891 or Wilson Lee at (202) 551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Erin E. Martin at (202) 551-3391 with any other questions.



                                                            Sincerely,
FirstName LastNameStephen Christoffersen
                                                            Division of
Corporation Finance
Comapany NameWestern Acquisition Ventures Corp.
                                                            Office of Real
Estate & Construction
September 16, 2021 Page 2
cc:       Marc D. Hauser, Esq.
FirstName LastName